July 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Laura Veator

Stephen Krikorian

Matthew Crispino

Larry Spirgel

Re:    Cellebrite DI Ltd.

Amendment No. 1 to Registration Statement on Form F-4/A

Dated June 29, 2021

File No. 333-256177

Ladies and Gentlemen:

On behalf of our client, Cellebrite DI Ltd., a company organized under the laws of Israel (the “Company”), we file herewith Amendment No. 2. (“Amendment No. 2”) to the above-referenced Amendment No.1 to Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 17, 2021 (the “Registration Statement”) and amended on June 29, 2021. Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated July 15, 2021 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 2.

Amendment No.1 to Form F-4 Filed June 29, 2021 Questions and Answers About the Proposals

Q: What Will TWC Shareholders Receive in Connection with the Business Combination?, page 9

1.	We note your added disclosure in response to prior comment 2; however, it is not clear how the formula calculation for the Per Share Cash Consideration and Per Share Equity Consideration results in the figures in the table. For example while the cash to be received by pubic shareholders appears to range from $0 to the Per Share Cash Consideration, the table presents only a single scenario where public shareholders receive cash greater than $0. Please advise.

Response: The Company has revised the disclosure on pages 9 and 10 of Amendment No. 2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission July 22, 2021

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of TWC and Cellebrite, page 32

2.	Please clarify your calculations of “Weighted average shares outstanding-diluted” and “Weighted average shares outstanding-basic and diluted” under the “Assuming No Redemptions” and “Assuming Maximum Redemptions” scenarios for the three months ended March 31, 2021. Clarify what these captions represent and how they are calculated. In this regard, it does not appear that these captions agree to the same presentation on page 214.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of Amendment No. 2.

Risk Factors

We may not enter into relationships with potential customers..., page 47

3.	Please revise this risk factor to describe the safeguards you have in place to prevent the sale of your products to customers who may use them in a manner that is inconsistent with your organizational mission or values. Provide a summary of past abuses of your products of which you are aware and discuss any changes made to your safeguards in light of those incidents. Clarify the steps you have taken to ensure that customers with whom you have severed ties do not continue to use your products, as well as steps you have taken to compensate or otherwise assist individuals who may have been harmed through the inappropriate use of your technology.

Response: The Company’s mission, as set forth in the Registration Statement, is “to protect and save lives, accelerate justice and preserve privacy in global communities.” The Company seeks to deliver a platform of software and services for legally sanctioned investigations. Nevertheless, the Company understands that its technology can be used for purposes which are inconsistent with its mission and seeks to prevent such sales through a variety of means.

To convey the Company’s practice more clearly, in response to this comment, the Company has revised its Risk Factor disclosure starting on page 47 and the Regulation section starting on page 167 in order to explain the combination of regulatory requirements to which the Company is subject and the policies and practices adopted by the Company that implement and expand upon such regulatory requirements. The Company also has created a new section on page 167 that describes the key terms of its customer license and the restrictions it imposes. In that context, the Company also has described how it may disable use of its products if its products are used, among other things, in violation of the Company’s license agreement.

After their sale, the Company’s products are used on-premise and are operated by the Company’s customers, generally law enforcement agencies or corporations, without the Company’s involvement. If the Company becomes aware of reports regarding alleged misuse of its products, it makes a decision based on the facts and circumstances regarding whether to suspend the use of its products. In this context, as disclosed in the Registration Statement, the Company currently does not make sales in certain jurisdictions partially due to concerns regarding human rights and data security.

The Company is not subject to an obligation to compensate individuals who allege that they have been harmed by a customer’s inappropriate use of the Company’s technology that was otherwise sold in compliance with applicable laws and regulations. The Company has nonetheless included disclosure as to the risk of such claims in the Risk Factor disclosure on page 47.

U.S. Securities and Exchange Commission July 22, 2021

We occasionally have limited access to third party data..., page 47

4.	We note public reports that there have been past vulnerabilities in Cellebrite’s software that have allowed malicious access to customer data. If true, please revise this risk factor to summarize the material facts of such intrusion(s).

Response: The Company respectfully informs the Staff that these publications are not true. As set forth in the Risk Factor section on pages 48 and 49 and the Regulation section on page 168, the Company has little access to data of its customers and does not store or retain such data. The Company believes the Staff may be referring to a cyber attack experienced by the Company in 2017. The Company issued a statement at the time noting that the only information accessed was contact information for some of its customers. In addition, a report in 2021 alleged that the Company’s software could be accessed and altered with the outcome that the integrity of extracted data would be questionable. The Company is not aware of such alleged vulnerability being exploited. The Company has expanded the disclosure on page 43 to address such risks.

U.S. Federal Income Tax Considerations of the Merger, page 127

5.	We note your response to prior comment 11; however, if your “intention” that the merger qualify as a “reorganization” under Section 368(a) of the Tax Code is too uncertain to be supported by a tax opinion, you should remove this representation as it could be confusing to shareholders.

Response: The Company has revised the disclosure on pages 15, 65, 66, 127 and 129 of Amendment No. 2 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Description of Transaction, page 210

6.	In your response to prior comment 24 you state that the Forward Purchase Agreement was terminated in April 2021 prior to the signing of the business combination agreement. However, your disclosures on page 245, F-19, F-22, F-40 and F-43 do not indicate that this agreement has been terminated. Please revise your disclosures accordingly, or please further clarify the details of any outstanding forward commitments, including any shares that are contractually committed to be purchased, and explain why these shares are not included in your pro forma financial information.

Response: The Company has revised the disclosure on page 246, F-19 and F-40 of Amendment No. 2 in response to the Staff’s comment. TWC confirms for the Staff that there are no outstanding forward commitments.

Cellebrite DI Ltd. Financial Statements - December 31, 2021

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

J. Revenue Recognition, page F-55

7.	We note your response to prior comment 30. Please describe in further detail the specific features and functionality that your updates and upgrades provide. Clarify if any involve updates to the software’s source code, or other updates required as a result of changes in, or additions to, digital sources accessed by your software, including updates made by third parties to their operating systems or their security software. Tell us how you considered the critical nature of any such updates in allowing customers to continue to derive the intended benefit of the software.

Response: The Company respectfully advises the Staff that the specific features and functionality of updates and upgrades generally include bug fixes, security enhancement and functionality enhancement (supporting new versions of third parties’ operating systems, new phones, new apps, etc.).

The updates and upgrades do not involve updates to the software’s source code except minor bug fixes.

U.S. Securities and Exchange Commission July 22, 2021

Updates and upgrades are made available to the customers to allow access to certain digital sources as a result of changes in, or additions to, certain digital sources that might be accessed by the Company’s customers.

The Company believes that in substantially all cases, the updates and upgrades, as mentioned above, do not rise to a level that is critical in nature in allowing customers to continue to derive the intended benefits of the software. That is, absent the release of the updates and upgrades by the Company and the acceptance of them by the customer, the utility of the software will not be significantly degraded in the short term, due to the following:

(i)	While updates and upgrades generally include bug fixes, security enhancements and functionality enhancements, in most cases, the nature of the updates and upgrades are related to changes that occurred in specific digital sources (out of many hundreds that are still accessible by the current version of the software). Accordingly, the software is still functional and operable, and the client can still derive a substantial benefit from it, by using it to access many other digital sources.

(ii)	Furthermore, because users of a certain source do not always install all updates and upgrades of that source immediately (e.g. operating systems are not updated immediately) when the Company’s software is not updated, there is still great functionality to the Company’s software even in relation to that certain source. The software is still functional even if the client does not accept the upgrades or updates.

(iii)	Generally, customers do not see a critical value in frequent updates and upgrades, and they do not accept the updates or upgrades whenever the Company releases them. Historically, the percentages of customers that downloaded the updates and upgrades ranges between 55% to 70% within 3 months after the release. Accordingly, the updates and upgrades are not critical for the utility of software for customers who do not download the updates.

The Company has revised its disclosure on page 195 to reflect the response above.

8.	Your disclosure on page 35 states that if you are unable to update your software quickly enough to keep up with the evolving security and encryption strategies in the industry, the value of your solutions may decrease and your software may be vulnerable to malicious attacks. Clarify if any of your updates or upgrades address these security and encryption risks and, if so, how you considered whether they are critical to allowing customers to derive the intended benefit of the software.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 36 of Amendment No. 2. The Company respectfully advises the Staff that the updates and upgrades services, among the others, include security enhancements, as mentioned in response to comment number 7, which are developed and released due to the evolving security and encryption strategies in the industry.

U.S. Securities and Exchange Commission July 22, 2021

Although most of the updates the Company issues are mainly related to bug fixes and functionality enhancements, when needed, updates also address security and encryption issues in its software solutions.

The Company believes that in substantially all cases, the updates and upgrades are not critical enough in nature such that the failure by the client to accept them would derive the customer of the intended benefit of the software.

The Company considers whether a certain security or encryption risk is critical by assessing the risk of utilizing the vulnerability with the level of complexity and the probability that a third party, with the relevant knowledge, would invest the effort, take the risk to do so and be successful in their attempt.

The Company takes all precautions needed to reduce the risks above by addressing security and encryption risks in its software updates when needed.

Nonetheless, the Company believes that the level of security as provided in the original version as delivered to the client, provides a high level of security and reduces the risk of vulnerability and malicious attacks. Additionally, the security environment in which the Company’s clients operate is less vulnerable to malicious attacks as the clients generally work in isolated and secure environments.

Note 13 Net loss per share, page F-71

9.	We note your response to prior comment 35. Please revise your disclosure to include a reconciliation of the numerators and the denominators of your basic and diluted per-share computation, including the effect that has been given to preferred dividends in arriving at income available to common stockholders. Refer to ASC 260-10-50-1. This comment also applies to your financial statement disclosures for the three months ended March 31, 2021.

Response: The Company has revised the disclosure on pages F-71 and F-91 of Amendment No. 2 in response to the Staff’s comment.

Cellebrite DI Ltd. Financial Statements - March 31, 2021

Condensed Consolidated Interim Statement of Redeemable Convertible Preferred Shares and Shareholders Equity, page F-83

10.	It appears that during the three months ended March 31, 2021, 941,515 options were exercised with a total impact on stockholders’ equity of less than $1,000. However, your disclosure on page F-90 appears to indicate that 805,363 options were exercised with a weighted average exercise price of $2.752. Please reconcile these disclosures and clarify the proceeds received upon exercise of these options and how they are reflected in your financial statements.

Response: The Company respectfully advises the Staff that during the first quarter of 2021, 805,363 options were converted to the Company’s ordinary shares by way of a cashless mechanism, which is a re-classification from share capital to additional paid in capital. The difference between 941,515 and 805,363 is the 136,152 RSUs that are noted on page F-90 of Amendment No. 2. The Company has revised the disclosures on pages F-51 and F-83 of Amendment No 2 in response to the Staff’s comment.

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U.S. Securities and Exchange Commission July 22, 2021

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Yossi Carmil, Chief Executive Officer, Cellebrite DI Ltd.